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Exhibit 12

Computation of Ratios of Earnings to Fixed Charges

($ in thousands)

		For the Year Ended December 31, 2002
Consolidated Cash Flow:
(a)	Consolidated Net Income (CNI)	$39,862
(b)	Provision for Income Taxes	36,742
(c)	Consolidated Interest Expense	56,370
(d)	Depreciation (and Amortization if not broken out)	21,719
(e)	Amortization	2,209
(f)	Any extraordinary loss in the period	—
(g)	Any net loss realized through asset sales	75
(h)	Non-Cash Items increasing CNI (other than accruals in the ordinary course of business)	100

	Total Consolidated Cash Flow:	$157,077

Fixed Charges:
(a)	Consolidated Interest Expense (CIE)	$56,370

	(paid or accrued, without limitation, debt issuance costs and original issue discount, non-cash interest payments, interest component of any deferred payment obligations, interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt (see definition), commissions, discounts and other fees or charges incurred in respect of letter of credit or bankers' acceptance financings and the net effect of all payments made or received pursuant to hedging obligations.)
(i)	debt issuance costs and original issue discount	Included in CIE	4,548
(ii)	non-cash interest payments	Included in CIE	—
(iii)	interest component of any deferred payment obligations	Included in CIE	—
(iv)	interest component of all payments associated with Capital Lease Obligations	Included in CIE	—
(v)	imputed interest with respect to Attributable Debt (see definition)	Included in CIE	—
(vi)	commissions, discounts and other fees or charges incurred in respect of letter of credit or bankers' acceptance financings	Included in CIE	—
(vii)	net effect of all payments made or received pursuant to hedging obligations	Included in CIE	1,662
(b)	Consolidated Interest Expense Capitalized:			866
(c)	Any Interest Expense Guaranteed by the company on its subsidiaries:	Included in CIE	—
(d)	Product of all dividends on preferred stock times (1 / ABG's after tax rate)	Included in CIE	—

	Total Fixed Charges:			$57,236

Ratio of Earnings to Fixed Charges:				2.7x

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  Exhibit 12